Endeavour

STOCK PURCHASE AGREEMENT ENTERED INTO BY ALL OF THE MEXICAN SHAREHOLDERS OF METALÚRGICA GUANACEVÍ, S.A. DE C.V. ("MG"), WHOSE NAMES APPEAR ON THE SIGNATURE PAGE HEREOF (HEREAFTER, THE "SELLERS") AND BY ENDEAVOUR SILVER CORP., REPRESENTED BY MR. GODFREY J. WALTON (HEREAFTER "ENDEAVOUR") IN ACCORDANCE WITH THE FOLLOWING DECLARATIONS AND CLAUSES.

DECLARATIONS

1. WHEREAS, the Sellers state that:

1.1 The Sellers who are natural persons are of Mexican nationality with the legal capacity necessary to execute this Agreement, and those who being married do not require spousal consent for the sale subject of same evidence such fact with the documents attached hereto as Exhibit 1.1; those Sellers requiring said consent sign this Agreement together with their spouse. In the case of Minas de San Rafael y Fanny, S.A. de C.V. represented by Francisco Crisanto Alanís Mariscal and Rodolfo Evaristo Alanís Mariscal and Cía. Minera Ganssi, S.A. de C.V. represented by Javier Ignacio Barraza Duarte, , they are companies incorporated pursuant to the laws of the United Mexican States ("Mexico"), with the legal capacity necessary to execute this Agreement, whose respective attorneys-in-fact have sufficient authority to bind them in the terms hereof as recorded in the documents attached hereto as Exhibit 1.1.2, and said authority has not been revoked, modified or restricted as of the date hereof;

1.2 a) They are owners, in the proportions shown in Exhibit 1.2(a), of 1,575 (One thousand five hundred seventy-five) shares (hereafter, the "Shares") which represent the full subscribed and paid capital of MG;

b) The Shares are wholly paid and free of any lien or limitation on ownership, and they were validly issued by MG; and

c) As of this date, there are no contributions pending capitalization by MG in favor of the Sellers or any third party, nor convertible instruments or instruments exchangeable for shares in MG;

1.3 a) MG is a company incorporated pursuant to the laws of Mexico, which has been duly recorded with the Public Registry of Property and Commerce for its

corporate domicile, a copy of its Charter of Incorporation is attached hereto as Exhibit 1.3(a);

b) as Exhibit 1.3(b), a copy of MG's current bylaws is attached hereto; and

c) as Exhibit 1.3(c), a list of all powers of attorney in force conferred by MG is attached hereto;

1.4 As Exhibit 1.4, the Financial Statements audited through 31 December 2005 and the unaudited Financial Statements through 30 June 2006 (collectively, the "Financial Statements"), both for MG, are attached hereto, signed by the Sellers, which were prepared in accordance with the generally accepted accounting principles in Mexico, applied consistently, and they reflect the financial situation of MG at the end of said periods in accordance with such accounting principles. The accounts of MG have been audited by Ramón Castillo Galicia of "Castillo Cervantes Consultores, S.C." and are here attached;

1.5 Except as indicated in Exhibit 1.5 hereof, there is not litigation, claim or proceeding pending or in process against MG;

1.6 Except as indicated in Exhibit 1.6, there is no commitment by MG to sell or encumber its assets;

1.7 To the best of Sellers' knowledge, after the Sellers have done the appropriate investigation, MG has no liability, contingent or otherwise, not reflected on the Financial Statements except for the liability stated in Exhibit 1.7;

1.8 Exhibit 1.8 hereto contains a list of all accounts receivable of MG, and said accounts receivable are legal and recoverable within the periods set forth for their collection;

1.9 a) Exhibit 1.9(a) hereof contains a list of all real property owned by MG, indicating in each case the encumbrances or limitations on ownership, if any, that affect said real property; and

b) MG is the legal and sole owner of the real property noted in Exhibit 1.9(a), as well as all assets that it uses in performance of its operations, except the real estate it uses as lessee in the terms of the contracts attached hereto as Exhibit 1.9(b);

1.10 All fixed assets and properties of MG have been duly reflected on the Financial Statements;

1.11 As of July 1st, 2006, there are no dividends pending payment to the Sellers by MG;

1.12 Except as indicated in Exhibit 1.12, since 1 January 2006, there have been no changes in the remuneration for managers, officers, and employees of MG, except by mandate of law, and there are no remunerations pending payment to directors or statutory auditors of MG;

1.13 Except as indicated in Exhibit 1.13, to the best of Sellers' knowledge, after the Sellers have done the appropriate investigation, as of this date MG is in compliance with the laws, regulations, and other provisions applicable to it and to the operations it performs since MG is operating, and there are no pending acts of closure or suspension of business;

1.14 To the best of Sellers' knowledge, after having done the appropriate investigation including review of the inspection reports performed by the relevant authorities to the subject matter which are attached as Exhibit 1.14, the MG facilities in Guanaceví, Durango, comply with the provisions of the applicable laws and regulations including those for environmental protection regarding dust, waste water and hazardous waste, and there are no written commitments or commitments under negotiation with the environmental authorities that are not reflected on the Financial Statements or the corresponding notes thereto, or which have not been disclosed in writing to Endeavour prior to this date, nor are there any orders, administrative procedures, or payments of fines pending as of this date for any non-compliance therewith;

1.15 To the best of Sellers' knowledge, after having undertaken the appropriate investigation, MG has all permits, authorizations, licenses, and similar documents required by the respective authorities to be owner of, to rent, to exploit, to grant licenses and to use, its property and assets and to operate its business as it has done to date, and it has complied with all requirements established by said authorizations, licenses and similar documents, copies of which are attached as Exhibit 1.15;

1.16 Exhibit 1.16 of this Agreement contains a list of all bank accounts and accounts with securities firms held by MG and the names and signatures of the persons authorized to withdraw funds from same;

1.17 To the best of Sellers' knowledge, after having undertaken the appropriate investigation, as of the date of this Agreement, there is no claim, suit or procedure, pending or in process, involving labor issues against; as Exhibit 1.17 hereto, copies are attached of all individual and collective labor agreements in effect as of this date entered into by MG;

1.18 a) Exhibit 1.18(a) hereof includes a list of all managers, officers and employees of MG and their respective wages and remuneration as of 30 June 2006 and to the date of this Agreement, and a description of the benefits granted by MG to its managers, officers and employees in effect since 1 January 2006 and to the date hereof; and MG has not assumed any commitment to grant to its officers and employees benefits other than those stated in said Exhibit 1.18(a); and

b) For the next two calendar years counted from and after the date of this Agreement, the Sellers shall refrain from extending job offers to MG personnel.

1.19 To the best of Sellers' knowledge, after they have performed the appropriate investigations:

a) MG has properly and opportunely filed all tax returns and declarations for which it is responsible as of this date; such returns have been audited by external auditors, and MG has properly paid all taxes it owed;

b) There is not, either pending or in process, any order whatsoever from the regulatory tax authority against MG for failure of payment of any tax or contribution for its charge;

c) MG has opportunely paid all fees that must be paid to government agencies including but not limited to the Mexican Social Security Institute, the National Worker Housing Fund Institute, and the Retirement Savings System, as well as the payments for which it is responsible to employee profit sharing; and

d) MG does ~~not~~ have any pension plan or other type of plan for its employees, different from those required by the applicable legislation;

1.20 Exhibit 1.20 hereof contains a copy of the insurance policies contracted by MG, which are in force and shall continue in force in accordance with their terms;

1.21 There are no guaranties, including *avales,* or of any other kind given by MG with regard to third party obligations, nor is there any lien or limitation on ownership on the property or assets of MG that secure third party obligations; and

1.22 MG has not performed any of the following since 1 January 2006:

(a) incurred any liability or obligation (contingent or otherwise), except in the ordinary course of business;

(b) paid or satisfied claims, liabilities, or other obligations, except in the ordinary course of business;

(c) removed inventory or declared accounts receivable unrecoverable, except in the ordinary course of business;

(d) sold, transferred or otherwise disposed of any of its property or assets, except in the ordinary course of business; or

(e) made changes in its accounting methods, except as required by generally accepted accounting principles in Mexico;

(f) approved acquisition or disposal of shares in other companies;

(g) entered into any contract outside its ordinary course of business;

(h) obtained or processed financing or granted guaranties, *avales* or otherwise, except in the ordinary course of business; or

(i) approved a reduction of its capital;

1.23 Exhibit 1.23 hereof includes a list of all credit agreements and notes signed by MG;

1.24 MG has not defaulted on any obligation, agreement or condition set forth in the contracts, agreements or instruments in which it participates, nor does the execution hereof imply a violation of said contracts, agreements or instruments which, therefore, shall continue in force in the terms in which they were originally agreed;

1.25 Exhibit 1.25 contains a description of all loans granted by MG to its managers, officers, employees or shareholders, or to third parties;

1.26 MG's commercial practices are in accordance with the applicable legal provisions and ethics, and consequently neither MG nor its managers, officers, employees or shareholders have granted or have agreed to give gratuities, prizes, or gifts to its customers or to third parties in order to accomplish commercial operations or operations of any kind that favorably affect MG;

1.27 There are not grounds whatsoever for dissolution affecting MG or do they have knowledge of any proceeding or petition for any commercial bankruptcy that could affect MG;

1.28 All accounting, legal and other entries and books of MG are duly up-dated and have been kept by MG in accordance with the applicable legal provisions;

1.29 The Sellers' obligations hereunder are valid and enforceable, and do not violate, as applicable, their bylaws, nor any contract or agreement to which they are party, nor the MG bylaws or any agreement to which MG is a party; and

1.30 The MG information and documentation sufficient to undertake the audit to which Clause Fourth, paragraph 4.1 of this Agreement refers are available and complete at the MG installations; and they shall provide to Endeavour and to the audit firm to which said Clause Fourth refers all assistance that they may request in relation to said audit, such that same may be done in the time and form provided in this Agreement.

2. WHEREAS Endeavour states that:

2.1 It is a corporate entity duly incorporated pursuant to the laws of the Province of British Columbia, Canada, with the legal capacity necessary to enter into this Agreement; and

2.2 Its attorney-in-fact has the authority necessary to bind it in the terms hereof, as recorded in the documents that are attached hereto as Exhibit 2.2, and said authority has not been revoked, modified or restricted as of the date of this Agreement.

Based on the foregoing Declarations, the parties agree to the following

CLAUSES

FIRST. Object. The Sellers sell, and Endeavour buys and acquires, the Shares free of all lien and limitation on ownership, with all that in fact and in law correspond to them.

SECOND. Price. The total price for the Shares is the amount of US$ 1,786,401 (One million seven hundred eighty-six thousand four hundred one dollars, currency of the United States of America), an amount established by the mutual agreement of the parties. Said price may be adjusted in favor of Endeavour pursuant to the provisions in this Agreement.

THIRD. Closing Date. The closing date for the transaction subject of this Agreement (the "Closing Date") and consequently, full transfer and endorsement of the Shares, shall occur within the 20 calendar days following the signature date of this Agreement, which may not in any case be after July 21, 2006, at the offices located at Camino del Amanecer 476, Fracc. Los Remedios, Durango, Dgo., or at any other place and on any other date that the parties may mutually decide on.

FOURTH. Conditions. The parties agree that this Agreement shall be subject to the following conditions:

4.1. On or before the Closing Date, the public accounting firm of "Castillo Cervantes Consultores, S.C." (the "Auditors") must have delivered to Endeavour its full purchase audit report on MG. Said audit shall expressly include, but shall not be limited to, in addition to an accounting review of the Financial Statements, examination of those documents relating to the Declarations made by the Sellers herein to evaluate any effect due to acts or omissions prior to the date hereof that may signify some obligation or economic impact for MG.

The parties acknowledge that MG has not created a reserve fund for retirement, resignation or liquidation of its employees, and therefore they agree that said item should not affect the Financial Statements or the result of the purchase audit to which this clause refers.

If the Auditors determine variations regarding the figures to which the Financial Statements through 30 June 2006 refer to the prejudice of Endeavour, or any effect due to acts or omissions not disclosed to Endeavour prior to the date of this Agreement which signify some obligation or economic impact for MG, they shall be disclosed in the report that the Auditors must submit to Endeavour and to the Sellers within the 20 calendar days following the signature date hereof.

The subsequent adjustments for Endeavour shall be subtracted from the price stipulated in Clause Second above. The adjusted price resulting from that indicated above shall be paid by Endeavour to the Sellers pursuant to Clause Fifth below.

4.2. On or before the Closing Date, the Sellers must deliver to Endeavour a document signed by all MG shareholders recording the resolutions of a General Ordinary Shareholders Meeting of MG to: (i) approve the Financial Statements; (ii) accept resignations of Directors and Statutory Auditor; (iii) appoint Directors and Statutory Auditor; (iv) revoke powers of attorney; and v) confer powers of attorney according to the guidelines that appear in Exhibit C 4.2 which is attached hereto.

4.3. On or before the Closing Date, the Sellers must deliver to Endeavour the Minute Books for Shareholders Meetings and Board Meetings, the Stock Register, and the Variable Capital Book of MG.

4.4. This Agreement is subject to the Toronto Stock Exchange approval, and Endeavour will do its best to receive that approval within a period of 30 (thirty) calendar days counted from and after the signature date hereof.

FIFTH. Payment of Price. To pay the purchase price of the Shares, which shall be the amount noted in Clause Second hereof, as applicable, less the adjustments that result under Clause 4.2 above (the "Purchase Price"), Endeavour must comply with the following within a period of 30 (thirty) calendar days counted from and after the signature date hereof, subject to the requirements of the Toronto Stock Exchange:

5.1. Issue to the Sellers shares in Endeavour Silver Corp., and the warrants for Endeavour Silver Corp. stock (at a quarter warrant for each share) which will be necessary to pay the Purchase Price.

The price of said shares and warrants will be $3.02 Canadian for the shares and $3.70 for a full warrant.

5.2. The above-mentioned shares and warrants shall be delivered to the Sellers within 30 days of closing the Closing Date.

SIXTH. Delivery of Certificates. On the Closing Date, the Sellers shall deliver to Endeavour the Shares represented by definitive certificates duly endorsed in title to Endeavour, free of any lien or limitation on dominion, responding for indemnity in the case of eviction pursuant to Clause Ninth hereof.

The parties agree to sign the document attached hereto as Exhibit C 6 on the Closing Date, to notify the Secretary of MG of the transfer of the Shares and to request notation of same in the MG Stock Register.

SEVENTH. Taxes. The income tax levied by payment of the Purchase Price pertaining to sale of the Shares shall be for charge to the Sellers, as provided by the Mexican tax legislation. Therefore, Endeavour, since it is not a taxpayer in Mexico, will not withhold any amount whatsoever from the Sellers, who release it from any tax liability derived from the transaction that is the subject matter hereof.

EIGHTH. All notices and communications that the parties must give in relation to this Agreement shall be done in writing. Such notices and communications shall bind the contracting parties when personally delivered or sent by courier, in both cases with return receipt requested, and when duly addressed to the corresponding party at the last address given for purposes hereof, which until otherwise notified, is the following:

THE SELLERS: Everardo Gámiz 309 B
Colonia del Maestro
Durango, Dgo. Mexico
Attention: Mr. Francisco C. Alanís Mariscal

ENDEAVOUR: Suite 800 – 850 West Hastings Street
Vancouver, B.C.
Canada V6C 1B1
Attention: Mr. Bradford J. Cooke

NINTH. For the interpretation, performance and enforcement hereof, the parties expressly agree to be subject to the applicable laws and competent courts for Mexico City, Federal District, waiving any other forum that by reason of their present or future domiciles or the location of their property may correspond to them.

In witness whereof, the parties do give and sign this Agreement in four copies at the city of Durango, Dgo., Mexico, on 1 July 2006, one copy of this document remaining in the possession of each of the contracting parties.

THE SELLERS

Minas de San Rafael y Fanny, S.A. de C.V.
By: Francisco Crisanto Alanís Mariscal and Rodolfo Evaristo Alanís Mariscal
Title: Attorneys-in-Fact

Cía. Minera Gaussi, S.A. de C.V.
By: Javier Ignacio Barraza Duarte
Title: Attorney-in-Fact

Macario Alberto de Jesús Muñoz Hernández,
with the consent of his spouse
Blanca Rosa Conde Aragón

(Signature page of the MG Agreement continues)

Ana María Iturralde Franco

César Octavio Loera Fragoso

Carlos Enrique Muñoz Hernández

Rodolfo Evaristo Alanís Mariscal

Francisco Crisanto Alanís Mariscal,
with the consent of his spouse
Silvia Gutiérrez Sandoval

Dionisio Pino Barraza Palma
with the consent of his spouse
Graciela Ortiz Chávez

Guillermo Lozano Chávez

Javier Ignacio Barraza Duarte

Buenaventura Arzola Iturralde,
with the consent of his spouse
Guillermina Díaz Soto

Roberto Arzola Iturralde
with the consent of his spouse
María Teresa Castro Calderón

(Signature page of the MG Agreement continues)

Ana María Iturralde Franco

César Octavio Loera Fragoso

Macario A. de Jesús Muñoz Hernández

Carlos Enrique Muñoz Hernández

ENDEAVOUR

Endeavour Silver Corp.
By: Godfrey J. Walton
Title: Attorney-in-Fact

Endeavour

CONTRATO DE COMPRAVENTA DE ACCIONES QUE CELEBRAN, POR UNA PARTE, LA TOTALIDAD DE LOS ACCIONISTAS MEXICANOS DE METALÚRGICA GUANACEVÍ, S.A. DE C.V. ("MG"), CUYOS NOMBRES APARECEN EN LA PÁGINA DE FIRMAS DE ESTE CONTRATO (EN LO SUCESIVO LOS "VENDEDORES") Y, POR LA OTRA PARTE, ENDEAVOUR SILVER CORP., REPRESENTADA POR EL SR. GODFREY J. WALTON (EN LO SUCESIVO "ENDEAVOUR") DE CONFORMIDAD CON LAS SIGUIENTES DECLARACIONES Y CLÁUSULAS.

DECLARACIONES

1. Declaran los Vendedores que:

1.1 los Vendedores personas físicas, son de nacionalidad mexicana con la capacidad legal necesaria para celebrar el presente Contrato, y aquellos que estando casados no requieren consentimiento conyugal para la venta materia del mismo lo acreditan con el documento que se agrega como Anexo 1.1.; los que sí requieren dicho consentimiento suscriben este Contrato conjuntamente con su cónyuge. En el caso de Minas de San Rafael y Fanny, S.A. de C.V. representada por los Sres. Francisco Crisanto Alanís Mariscal y Rodolfo Evaristo Alanís Mariscal y Cía. Minera Ganssi, S.A. de C.V. representada por Javier Ignacio Barraza Duarte, son sociedades constituidas conforme a las leyes de los Estados Unidos Mexicanos ("México"), con la capacidad legal necesaria para celebrar el presente Contrato, cuyos respectivos apoderados cuentan con las facultades suficientes para obligarlas en los términos de este Contrato, según consta en los documentos que se agregan a este instrumento como Anexo 1.1.2 y que dichas facultades no han sido revocadas, modificadas o restringidas a la fecha del presente documento;

1.2 a) en las proporciones que se señalan en el Anexo 1.2(a), son propietarios de las 1,575 (un mil quinientas setenta y cinco) acciones (en lo sucesivo las "Acciones") que representan el la totalidad del capital suscrito y pagado de MG;

b) las Acciones se encuentran íntegramente pagadas y libres de todo gravamen o limitación de dominio, y fueron válidamente emitidas por MG; y

c) a esta fecha, no existen aportaciones pendientes de capitalizar por MG en favor de los Vendedores o terceros, ni instrumentos convertibles o intercambiables por acciones de MG;

1.3 a) MG es una sociedad constituida conforme a las leyes de México, la cual ha sido inscrita en el Registro Público de la Propiedad y del Comercio de su domicilio social, en los téminos de la escritura constitutiva de la cual se adjunta copia al presente Contrato como Anexo 1.3(a);

b) como Anexo 1.3(b), se acompaña copia de los estatutos sociales vigentes de MG; y

c) como Anexo 1.3(c), se acompaña una relación de todos los poderes vigentes otorgados por MG;

1.4 como Anexo 1.4 se agregan al presente Contrato, firmados por los Vendedores, los Estados Financieros Auditados al 31 de diciembre de 2005 y los Estados Financieros sin Auditar al 30 de junio de 2006 (conjuntamente los "Estados Financieros"), ambos de MG, los cuales fueron preparados de conformidad con principios de contabilidad generalmente aceptados en México, aplicados de manera consistente, y reflejan la situación financiera de MG al fin de dichos períodos de acuerdo a tales principios de contabilidad. Las cuentas de MG han sido auditadas por Ramón Castillo Galicia de "Castillo Cervantes Consultores, S.C." y aquí se agregan;

1.5 salvo por lo indicado en el Anexo 1.5 del presente Contrato, no existe litigio, demanda o procedimiento alguno, que se encuentre pendiente o en proceso, en contra de MG;

1.6 salvo lo indicado en el Anexo 1.6, no existe ningún compromiso, por parte de MG para vender o gravar sus activos;

1.7 hasta donde es de su conocimiento, después de haber realizado los Vendedores las averiguaciones apropiadas, MG no tiene ningún pasivo, contingente o de cualquier otra naturaleza, que no se encuentre reflejado en los Estados Financieros, con excepción del pasivo indicado en el Anexo 1.7;

1.8 el Anexo 1.8 de este Contrato contiene una lista de todas las cuentas por cobrar de MG, y dichas cuentas por cobrar son legítimas y cobrables dentro de los períodos contemplados para su cobro;

1.9 a) el Anexo 1.9(a) de este Contrato, contiene una lista de todos los bienes inmuebles propiedad de MG, que indica en cada caso los gravámenes o limitaciones de dominio que afectan en su caso a dichos bienes inmuebles; y

b) MG es legítima y única propietaria de los bienes inmuebles que menciona el Anexo 1.9(a), así como de todos los bienes que utiliza en la realización de sus operaciones con excepción de los inmuebles que utiliza a título de arrendataria en términos de los contratos que se acompañan como Anexo 1.9(b);

1.10 todos los activos fijos y propiedades de MG han sido debidamente reflejados en los Estados Financieros;

1.11 no existen al 1 de julio de 2006 dividendos pendientes de pago por MG en favor de los Vendedores;

1.12 salvo lo indicado en el Anexo 1.12, desde el 1 de enero de 2006, no ha habido cambios en la remuneración de administradores, funcionarios y empleados de MG, salvo por mandato de ley; y no existen emolumentos pendientes de pago a consejeros o comisarios de MG;

1.13 salvo lo indicado en el Anexo 1.13, hasta donde es de su conocimiento, después de haber realizado los Vendedores las averiguaciones apropiadas, a esta fecha, MG cumple con lo dispuesto por las leyes, reglamentos y demás ordenamientos que le son aplicables y a las operaciones que realiza, toda vez que MG se encuentra operando, y no existen pendientes actas de clausura o suspensión de actividades;

1.14 hasta donde es de su conocimiento, después de haber realizado los Vendedores las averiguaciones apropiadas incluyendo la revisión de las inspecciones realizadas por autoridades propias de la materia que se agregan como Anexo 1.14, las instalaciones de MG en Guanaceví, Durango, cumplen con lo dispuesto por las leyes y reglamentos aplicables incluyendo aquéllos en materia de protección ambiental en lo relativo a polvos, aguas residuales y desechos peligrosos, y no existen compromisos suscritos o en proceso de negociación con las autoridades ecológicas, que no se encuentren reflejados en los Estados Financieros o en sus notas correspondientes o que no hayan sido divulgados por escrito a Endeavour con anterioridad a esta fecha, y no existen tampoco requerimientos, procesos administrativos ni pagos de multas pendientes a la fecha por incumplimiento de dichos conceptos;

1.15 hasta donde es de su conocimiento, después de haber realizado los Vendedores las averiguaciones apropiadas, MG cuenta con todos los permisos, autorizaciones, licencias y documentos similares que se requieren de las autoridades respectivas para ser propietaria, rentar, explotar, otorgar licencias y usar sus propiedades y activos y operar sus negocios como lo hace a la fecha, y ha cumplido con todos los requisitos que

establecen dichas autorizaciones, licencias y documentos similares, de los cuales se acompañan copias como Anexo 1.15;

1.16 el Anexo 1.16 de este Contrato, contiene una lista de todas las cuentas bancarias y con casas de bolsa de MG y los nombres y firmas de las personas autorizadas para retirar fondos de las mismas;

1.17 hasta donde es de su conocimiento, después de haber realizado los Vendedores las averiguaciones apropiadas, no existe hasta la fecha del presente Contrato ninguna demanda, litigio o procedimiento, pendiente o en proceso, de tipo laboral en contra de MG; como Anexo 1.17, del presente Contrato, se adjuntan copias de todos los contratos individuales y colectivos de trabajo vigentes a esta fecha celebrados por MG;

1.18 a) el Anexo 1.18(a) de este Contrato, contiene una lista de todos los administradores, funcionarios y empleados de MG y sus respectivos sueldos y remuneraciones al 30 de junio de 2006 y a la fecha de este Contrato, y una descripción de todas los beneficios otorgados por MG a sus administradores, funcionarios y empleados en vigor desde el 1 de enero de 2006 y a la fecha de este Contrato; y MG no se ha comprometido a otorgar a sus funcionarios y empleados prestaciones distintas a las que se indican en dicho Anexo 1.18(a); y

b) durante los siguientes dos años naturales contados a partir de la fecha del presente Contrato, los Vendedores se abstendrán de realizar ofertas de trabajo al personal de MG.

1.19 hasta donde es de su conocimiento, después de haber realizado los Vendedores las averiguaciones apropiadas:

a) MG ha presentado correcta y oportunamente todas las declaraciones de impuestos y contribuciones a su cargo hasta esta fecha; tales declaraciones han sido auditadas por auditores externos y MG ha enterado oportunamente todos los impuestos a su cargo;

b) no existe, pendiente o en proceso, requerimiento alguno de autoridad fiscal competente en contra de MG por la falta de pago de impuestos o contribuciones a su cargo;

c) MG ha cubierto oportunamente todas las cuotas que deban ser cubiertas ante dependencias gubernamentales, incluyendo, pero sin limitarse al Instituto Mexicano del Seguro Social, al Instituto del Fondo Nacional de la Vivienda para los Trabajadores y al Sistema de Ahorro para el Retiro, así como la participación de utilidades a sus trabajadores; y

d) MG no cuenta con algún plan de pensiones o de otro tipo para sus empleados, distintos de los requeridos por la legislación aplicable;

1.20 el Anexo 1.20 de este Contrato, contiene una copia de las pólizas de seguros contratadas por MG, mismas que se encuentran en vigor y continuarán en vigor conforme a sus términos;

1.21 no existen avales o garantías de ninguna especie otorgadas por MG respecto de obligaciones de terceros, ni gravamen o limitación de dominio sobre los bienes o activos de MG que garanticen obligaciones de terceros; y

1.22 desde el 1 de enero de 2006, MG no ha realizado lo siguiente:

(a) incurrido en algún pasivo u obligación (contingente o de otro tipo), salvo en el curso ordinario de sus operaciones;

(b) pagado o satisfecho demandas, pasivos u otras obligaciones, salvo en el curso ordinario de sus operaciones;

(c) dado de baja inventarios o declarado incobrables cuentas por cobrar, salvo en el curso ordinario de sus operaciones;

(d) enajenado, transferido o dispuesto de cualquier otro modo de sus propiedades o activos, salvo en el curso ordinario de sus actividades; o

(e) realizado cambios en sus métodos contables, salvo por los requeridos por principios de contabilidad generalmente aceptados en México;

(f) aprobado que se adquieran o enajenen acciones de otras empresas;

(g) celebrado cualquier contrato fuera del curso normal de sus actividades;

(h) obtenido o gestionado financiamientos u otorgado avales u otro tipo de garantías, salvo en el curso ordinario de sus operaciones; e

(i) aprobado una disminución de su capital social;

1.23 el Anexo 1.23 de este Contrato, contiene una relación de todos los contratos de crédito y pagarés suscritos por MG;

1.24 MG no ha incumplido obligación, convenio o condición alguna contenida en los contratos, convenios o instrumentos en los que participe, ni la celebración del presente Contrato implica violación a dichos contratos, convenios o instrumentos que, por lo tanto, continuarán en vigor en los términos originalmente pactados;

1.25 el Anexo 1.25 contiene una descripción de todos los préstamos otorgados por MG a sus administradores funcionarios, empleados o accionistas o a terceros;

1.26 las prácticas comerciales de MG se ajustan a lo dispuesto por las disposiciones legales y éticas aplicables y, consecuentemente, ni MG ni sus administradores, funcionarios, empleados o accionistas han otorgado o se han comprometido a otorgar gratificaciones, premios o regalos a sus clientes o terceros con el objeto de lograr operaciones mercantiles o de cualquier naturaleza que impacten favorablemente a MG;

1.27 no existe causa alguna de disolución que afecte a MG ni se tiene conocimiento de procedimiento o solicitud de concurso mercantil alguno que pudiese afectar a MG;

1.28 todos los libros y registros contables, legales y de otro tipo de MG se encuentran debidamente actualizados y han sido llevados por MG de conformidad con las disposiciones legales aplicables;

1.29 las obligaciones de los Vendedores bajo el presente Contrato son válidas y exigibles y no son violatorias, en su caso, de sus estatutos sociales, ni de contrato o convenio alguno en el que participen, ni de los estatutos de MG o convenio alguno en que MG participe; y

1.30 se encuentra disponible y completa en las instalaciones de MG la documentación e información de MG suficiente para realizar la auditoría a que se refiere el párrafo 4.1 de la cláusula Cuarta de este Contrato; y proporcionarán a Endeavour y al despacho de auditores, a que se refiere dicha cláusula Cuarta, toda la asistencia que estos puedan

requerir en relación con la auditoría citada, de forma tal que la misma pueda realizarse en el tiempo y forma previstos por este Contrato.

2. Declara Endeavour que:

2.1 es una entidad corporativa debidamente constituida de conformidad con las leyes de la Provincia de Columbia Británica, Canadá, con la capacidad legal necesaria para celebrar el presente Contrato; y

2.2 su apoderado cuenta con las facultades necesarias para obligarla en los términos de este Contrato, según consta en los documentos que se agregan al presente instrumento como Anexo 2.2, y dichas facultades no han sido revocadas, modificadas o restringidas a la fecha del presente Contrato.

Con base en las declaraciones que anteceden las partes convienen en otorgar las siguientes

CLÁUSULAS

PRIMERA. Objeto. Los Vendedores venden y Endeavour compra y adquiere las Acciones, libres de todo gravamen y limitación de dominio, con todo cuanto de hecho y por derecho les corresponda.

SEGUNDA. Precio. El precio total de las Acciones es la cantidad de EUA$ 1,786,401.00 (un millón setecientos ochenta y seis mil cuatrocientos un 00/100 dólares moneda de curso corriente en los Estados Unidos de América), cantidad fijada de común acuerdo por las partes. Dicho precio será susceptible de ajuste en favor de Endeavour conforme a lo dispuesto en el presente Contrato.

TERCERA. Fecha de Cierre. La fecha de cierre de la operación materia de este Contrato (la "Fecha de Cierre") y en consecuencia la plena transmisión y endoso de las Acciones ocurrirá dentro de los 20 días naturales siguientes a la fecha de firma de este Contrato, la cual en ningún caso podrá ser después del 21 de julio de 2006, en las oficinas localizadas en Camino del Amanecer 476, Fracc. Los Remedios, Durango, Dgo., o en cualquier otro lugar y fecha que determinen de manera conjunta las partes.

CUARTA. Condiciones. Las partes están de acuerdo en sujetar el presente Contrato al cumplimiento de las siguientes condiciones:

4.1. En o antes de la Fecha de Cierre, el despacho de contadores públicos "Castillo Cervantes Consultores, S.C." (los "Auditores") deberá haber entregado a Endeavour su dictamen de una auditoría integral de compra de MG. Dicha auditoría incluirá, de manera enunciativa más no limitativa, además de una revisión contable a los Estados Financieros, un examen de aquellos documentos relativos a las declaraciones hechas por los Vendedores en este Contrato, para evaluar cualquier efecto por actos u omisiones previos a la fecha de este Contrato que signifiquen obligación o impacto económico alguno para MG.

Las partes reconocen que MG no ha creado una reserva para el retiro, renuncia o liquidación de sus empleados y, por tanto, convienen en que dicho concepto no deberá afectar los Estados Financieros ni el resultado de la auditoría de compra a que se refiere esta cláusula.

En caso que los Auditores determinen variaciones respecto de las cifras a que se refieren los Estados Financieros al 30 de junio de 2006 en perjuicio de Endeavour, o cualquier efecto por actos u omisiones no revelados a Endeavour previos a la fecha de este Contrato y que signifiquen obligación o impacto económico alguno para MG, éstas serán reveladas dentro del informe que deberán presentar los Auditores a Endeavour y a los Vendedores dentro de los *** días naturales siguientes a la fecha de firma del presente Contrato.

Los ajustes que procedan en favor de Endeavour serán disminuidos del precio estipulado en la cláusula Segunda anterior. El precio ajustado resultante de lo indicado en el párrafo inmediato anterior, será pagado por Endeavour a los Vendedores conforme a la cláusula Quinta siguiente.

4.2. En o antes de la Fecha de Cierre, los Vendedores habrán entregado a Endeavour un documento firmado por todos los accionistas de MG, en el cual consten las resoluciones de una asamblea general ordinaria de accionistas de MG para: (i) aprobar los Estados Financieros; (ii) aceptar renuncias de consejeros y comisario; (iii) nombrar consejeros y comisario; (iv) revocar poderes; y v) otorgar poderes en los términos, según los lineamientos que aparecen en el Anexo C 4.2 que se agrega a este Contrato.

4.3. En o antes de la Fecha de Cierre, los Vendedores habrán entregado a Endeavour los libros de actas de asambleas, consejo, registro de acciones y de variaciones de capital de MG.

4.4. Este Contrato está sujeto a la aprobación de la Bolsa de Valores de Toronto, Canadá (Toronto Stock Exchange), y Endeavour hará lo mejor posible para obtener esa aprobación, dentro del término de 30 (treinta) días naturales contados a partir de la fecha de firma del presente Contrato.

QUINTA. Pago del Precio. Para pagar el precio de compra de las Acciones, el cual será la cantidad indicada en la cláusula Segunda de este Contrato, en su caso, menos los ajustes que resulten conforme a la cláusula 4.2 anterior (el "Precio de Compra"), Endeavour deberá cumplir con lo siguiente, dentro de un plazo de 30 (treinta) días naturales contados a partir de la fecha de firma del presente Contrato, con sujeción a los requisitos que establezca la Bolsa de Valores de Toronto, Canadá (Toronto Stock Exchange):

5.1 Emitir a favor de los Vendedores las acciones del capital de Endeavour Silver Corp., y los certificados para la compra de acciones (*warrants*) del capital de Endeavour Silver Corp. (a razón de un cuarto de *warrant* por cada acción), que sean necesarios para pagar el Precio de Compra.

El precio de dichas acciones y *warrants* será $3.02 dólares canadienses para cada una de las acciones y $3.70 dólares canadienses para un *warrant* completo.

5.2. Las acciones y warrants antes mencionados se entregarán a los Vendedores dentro de los 30 (treinta) días siguientes a la Fecha de Cierre.

SEXTA. Entrega de Títulos. En la Fecha de Cierre, los Vendedores entregarán a Endeavour las Acciones, amparadas por títulos definitivos, debidamente endosados en propiedad a Endeavour, libres de todo gravamen o limitación de dominio, respondiendo del saneamiento en caso de evicción en los términos de la cláusula Novena de este Contrato.

Las partes se obligan a firmar en la Fecha de Cierre el documento que se agrega a este Contrato como Anexo C 6, para notificar al secretario de MG la transmisión de las Acciones y solicitar la anotación de la misma en el registro de acciones de MG.

SÉPTIMA. Impuestos. El impuesto sobre la renta que se cause por el pago del Precio de Compra que corresponda a la enajenación de las Acciones será a cargo de los Vendedores, como lo establece la legislación fiscal de México. Al respecto, Endeavour por no ser contribuyente en México no retiene cantidad alguna a los Vendedores, quienes le liberan de cualquier responsabilidad fiscal derivada de la operación materia de este Contrato.

OCTAVA. Todos los avisos y notificaciones que las partes deban darse en relación con este Contrato, se harán por escrito. Tales avisos y notificaciones obligarán a los contratantes cuando sean entregados personalmente o enviados por servicio de mensajería, en ambos casos con acuse de recibo, y sean debidamente dirigidos a la parte que corresponda a su último domicilio manifestado para efectos de este Contrato, el cual, hasta en tanto no exista comunicación en contrario, se entenderá es el siguiente:

LOS VENDEDORES:

Everardo Gámiz 309 B
Colonia del Maestro
Durango, Dgo. México
Atención: Sr. Ing. Francisco C. Alanís Mariscal

ENDEAVOUR:

Suite 800 – 850 West Hastings Street
Vancouver, B.C.
Canada V6C 1E1
Attention: Mr. Bradford J. Cooke

NOVENA. Para la interpretación, cumplimiento y ejecución de este Contrato, las partes convienen expresamente en sujetarse a las leyes aplicables y a los tribunales competentes del fuero común en la ciudad de México, Distrito Federal, renunciando a cualquier fuero que por razón de sus domicilios presentes o futuros o por la ubicación de sus bienes pudiere corresponderles.

Conformes con su contenido, las partes otorgan y firman este Contrato en cuatro ejemplares en la ciudad de Durango, Dgo., México, el día 1 de julio de 2006, quedando un ejemplar de este documento en poder de cada una de las partes contratantes.

LOS VENDEDORES

Minas de San Rafael y Fanny, S.A. de C.V.
Por: Francisco Crisanto Alanís Mariscal y
Rodolfo Evaristo Alanís Mariscal
Cargo: Apoderados

Cía. Minera Ganssi, S.A. de C.V.
Por: Javier Ignacio Barraza Duarte
Cargo: Apoderado

Macario Alberto de Jesús Muñoz Hernández,
Con el consentimiento de su cónyuge
Blanca Rosa Conde Aragón

Ana María Iturralde Franco

César Octavio Loera Fragoso

Carlos Enrique Muñoz Hernández

Rodolfo Evaristo Alanís Mariscal

(continúa página de firmas del Contrato de Compraventa de Acciones MG)

Francisco Crisanto Alanís Mariscal,
con el consentimiento de su cónyuge
Silvia Gutiérrez Sandoval

Dionisio Pino Barraza Palma
con el consentimiento de su cónyuge
Graciela Ortiz Chávez

Guillermo Lozano Chávez

Javier Ignacio Barraza Duarte

Buenaventura Arzola Iturralde,
con el consentimiento de su cónyuge
Guillermina Díaz Soto

Roberto Arzola Iturralde
con el consentimiento de su cónyuge
María Teresa Castro Calderón

ENDEAVOUR

Endeavour Silver Corp.
By: Godfrey J. Walton
Title: Attorney-in-Fact